Exhibit 99.4

FORM 51-102F3

Material Change Report

1.	Name and Address of the Corporation

NOUVEAU MONDE GRAPHITE INC. (the “Corporation”)
481 Rue Brassard
Saint-Michel-des-Saints QC, J0K 3B0

2.	Date of Material Change

October 19, 2022

3.	News Release

A news release, in French and English versions, regarding the material change referred to in this report was issued on October 20, 2022 through the facilities of Business Wire. A copy of the news release has been filed under the Corporation’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

On October 20, 2022, the Corporation, Mitsui & Co., LTD (“Mitsui”) and Panasonic Energy Co., Ltd. (“Panasonic Energy”), a wholly owned subsidiary of Panasonic Holdings Corporation (“Panasonic”), announced that they have entered into a framework agreement (the “Framework Agreement”) establishing the terms of the commercial relationship between the parties to enable the next development steps of the Corporation’s ore-to-battery-market integrated graphite project in Québec (the “Strategic Transaction”).

The Corporation also announced that it has entered into unsecured convertible note subscription agreements (the “Subscription Agreements”) with each of Mitsui, Pallinghurst Bond Limited (“PBL”) and Investissement Québec (“IQ”) pursuant to which the Corporation agreed to issue to each holder an unsecured convertible note (the “Convertible Notes”) on a private placement basis, for aggregate gross proceeds of US$50 million (the “Private Placement”, and together with the Strategic Transaction, the “Transaction”). In connection with the Private Placement, Mitsui subscribed for US$25 million in Convertible Notes, while PBL and IQ each subscribed for US$12.5 million. In connection with the Private Placement, the Corporation also entered into Letter Agreements (as defined herein) with each of Mitsui and PBL, and will enter into a second amended and restated investment agreement with PBL and Pallinghurst Graphite International Limited (together with PBL, “Pallinghurst”) and an investment agreement with IQ (collectively, the “Investment Agreements”).

5.	Full Description of Material Change

5.1	Full Description of Material Change

Memorandum of Understanding on Offtake Agreement

The Strategic Transaction comprised a non-binding memorandum of understanding (the “MOU”) on an offtake by Panasonic Energy of a significant portion of the Corporation’s green active anode material out of the Corporation’s integrated Phase-2 Commercial production facilities over a multi-year term. While there can be no assurance that a final offtake agreement with Panasonic Energy will be completed, the Corporation and Panasonic Energy will work together in the upcoming months to establish a definitive offtake agreement.

Framework Agreement

As part of the Strategic Transaction, a Framework Agreement was signed by the Corporation, Mitsui and Panasonic Energy, which defines the role and responsibilities of the parties in the coming months, including optimization of the feasibility study and other important project-related operational milestones. The Corporation plans to use the proceeds from the investment to support the finalization of the design, operation, marketing, and corporate parameters of the Phase-2 Matawinie Mine and Bécancour Battery Material Plant. The intention is to proceed with project financing and the final investment decision (“FID”) on both the Matawinie Mine and Bécancour Battery Material Plant once that optimization phase is completed and all operational variables are well understood. Based on information available as of October 20, 2022, the Corporation anticipates a 28-month construction period following FID to bring its operations to commercial production. The Framework Agreement, the Letter Agreements and the Investment Agreements shall become effective at closing of the Private Placement.

The Strategic Transaction covers the Corporation’s fully integrated operations with a special interest in the Corporation’s anode active material which has demonstrated industry-leading environmental footprint in a recent life cycle assessment. The Corporation’s planned all-electric operations powered by renewable energy combined with clean processing technologies are set to generate advanced materials with an exceptionally low climate change impact, in line with global decarbonization efforts.

Unsecured Convertible Note Subscription Agreements and Convertible Notes

Pursuant to the Subscription Agreements, the Corporation agreed to issue to each holder a Convertible Note for aggregate gross proceeds of US$50 million. In connection with the Private Placement, Mitsui subscribed for US$25 million in Convertible Notes, while PBL and IQ each subscribed for US$12.5 million.

The Corporation intends to use the gross proceeds of the Private Placement to work in the upcoming months on optimizing the feasibility study on the Corporation’s Phase-2 Commercial integrated operations, which is available under the Corporation’s profile on SEDAR and EDGAR, based on the Framework Agreement. The Private Placement’s gross proceeds are expected to support the next operational milestones for project financing activities on both the Matawinie Mine and the Bécancour Battery Material Plant, pursuant to the Strategic Transaction. In connection with the Strategic Transaction, the MOU was signed to confirm intentions for a multi-year offtake agreement between the Corporation and Panasonic Energy for a significant portion of the Corporation’s active anode material out of the Corporation’s fully integrated “ore-to-anode-material” facilities.

Pursuant to the terms and conditions of the Subscription Agreements entered in connection with the Private Placement, the Convertible Notes will mature 36 months from the date of issuance (the “Maturity Date”) and shall bear interest at the higher of 6.0% per annum and the 90-day average term SOFR (secured overnight financing rate) plus 4.0% per annum. Interest will be payable quarterly in cash on the last business day of each quarter commencing on December 31, 2022, or the Corporation may elect to capitalize interest and settle in fully paid common shares of the Corporation (“Common Shares”), subject to TSX Venture Exchange (the “Exchange”) approval. Should the Corporation elect to settle interest in Common Shares, settlement will be at market price (as defined in the Exchange policies) determined at the quarter end on which such interest became payable.

All or a portion of the principal amount of the Convertible Notes will be convertible at the election of the holder thereof into units of the Corporation (each, a “Convertible Note Unit”) at a price of US$5.00 per Convertible Note Unit at any time until the Maturity Date. Each Convertible Note Unit will be comprised of one (1) Common Share and one (1) common share purchase warrant (a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Common Share at a price of US$5.70 per Common Share for a period of 24 months from the date of issuance thereof.

The Convertible Notes (and the Common Shares and Warrants issuable upon conversion of the Convertible Notes, if issued before the expiry of the hold period) will be subject to a hold period of 4 months and one day from the date of issuance of the Convertible Notes, in accordance with relevant regulatory and stock exchange policies.

Closing of the Private Placement is expected to occur on or about November 8, 2022, and is subject to certain customary closing conditions, including obtaining final regulatory approvals.

Letter Agreements and Investment Agreements

In connection with the Private Placement, the Corporation also entered into letter agreements (the “Letter Agreements”) with each of PBL and Mitsui pursuant to which PBL and Mitsui will be granted certain marketing rights for future sales of the Corporation’s active anode material, and pursuant to which Mitsui will be granted certain nomination and anti-dilution rights. The Letter Agreements shall become effective upon closing of the Private Placement.

In addition, at closing of the Private Placement, the Corporation will enter into the Investment Agreements, pursuant to which Pallinghurst and IQ will be granted certain rights, including certain nomination and anti-dilution rights.

Related Party Disclosure

This material change report and the information below are provided in accordance with Section 5.2 of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“Regulation 61-101”).

IQ and Pallinghurst are “related parties” of the Corporation since they each held Common Shares entitling them to more than 10% of the voting rights attached to all the issued and outstanding voting securities of the Corporation at the time they entered into the Subscription Agreements, and their participation in the Private Placement, the Investment Agreements, and, in the case of Pallinghurst, the Letter Agreement, constitutes a “related party transaction” within the meaning of Regulation 61-101 and Policy 5.9 – Protection of Minority Security Holders in Special Transactions of the Exchange’s Corporate Finance Manual. However, the Corporation is relying on the exemptions from formal valuation and minority approval requirements provided for under subsections 5.5(a) and 5.7(1)(a) of Regulation 61-101, respectively, as neither the fair market value of the securities issued in favour of related parties nor the fair market value of the consideration paid for such securities exceeded 25% of the Corporation's market capitalization.

Upon closing of the Transaction, Pallinghurst will own, directly or indirectly, (i) 11,541,013 Common Shares, representing approximately 20.7% of the issued and outstanding Common Shares, (ii) up to an additional 2,500,000 Common Shares issuable upon conversion in whole of its Convertible Note, and (iii) up to 2,500,000 Warrants issuable upon conversion in whole of its Convertible Note. Upon closing of the Transaction, assuming Pallinghurst converts in whole its Convertible Note and immediately exercises the underlying Warrants, Pallinghurst would own, directly or indirectly, 16,541,013 Common Shares, representing approximately 27.2% of the issued and outstanding Common Shares on a partially-diluted basis (excluding all other securities convertible or exchangeable into Common Shares).

Upon closing of the Transaction, IQ will own, directly or indirectly, (i) 5,795,991 Common Shares, representing approximately 10.4% of the issued and outstanding Common Shares, (ii) up to an additional 2,500,000 Common Shares issuable upon conversion in whole of its Convertible Note, and (iii) up to 2,500,000 Warrants issuable upon conversion in whole of its Convertible Note. Upon closing of the Transaction, assuming IQ converts in whole its Convertible Note and immediately exercises the underlying Warrants, IQ would own, directly or indirectly, 10,795,991 Common Shares, representing approximately 17.7% of the issued and outstanding Common Shares on a partially-diluted basis (excluding all other securities convertible or exchangeable into Common Shares).

At a meeting of the board of directors of the Corporation held on October 17, 2022, the directors of the Corporation who had the right to vote unanimously approved, based on the recommendation of the Corporation’s management and external legal counsel, the issuance of the Convertible Notes and the Strategic Transaction. Notably, the directors of the Corporation who had the right to vote on such matters approved the execution of the Investment Agreements, the Subscription Agreements with Pallinghurst and IQ and the Letter Agreement with Pallinghurst.

The Corporation did not file a material change report in respect of the Transaction at least 21 days before the anticipated closing of the Transaction, due to the fact that the Private Placement was conditional upon the execution of the above-mentioned agreements in connection with the Strategic Transaction and that this abbreviated period is reasonable and necessary in the circumstances as the Corporation wished to complete the Transaction concurrently with the Private Placement.

6.	Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For all additional information, please contact:

Ms. Josée Gagnon
Vice President – Legal Affairs
Telephone: (450) 757-8905 #405

9.	Date of Report

October 28, 2022